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                              June 21, 2024

       Darryl Nakamoto
       Chief Executive Officer
       Pono Capital Two, Inc.
       643 Ilalo St. #102
       Honolulu, Hawaii 96813

                                                        Re: Pono Capital Two,
Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed June 17, 2024
                                                            File No. 001-41462

       Dear Darryl Nakamoto:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed June 17, 2024

       Note 2(r), page F-65

   1. We have read your response to prior comment 7 and reissue in part. You state that these
                                                        MC investments
"represent probable future benefit to be realized at the time of dissolution of MCs or the equity
interests being sold." Since the MC's are non-profit entities, it is not clear how you
reasonably concluded that it is probable that their residual interests upon liquidation would equal
or exceed their carrying value as of the Balance Sheet date. For
                                                        Medical Corporation
Jukeikai and for Medical Corporation Ritz Cosmetic Surgery, please provide us the
following data for the period ended December 31, 2023: carrying value of the investment; the
MC's annual sales; the MC's annual net income (loss); the operating performance measure
used in your impairment test; the MC's total assets; the MC's total liabilities; and the
estimated residual value at dissolution. We note in your response that you have access to MCs'
financial information and test impairment based on the MC's
                                                        operating performance.
       Note 15, page F-84
 Darryl Nakamoto
Pono Capital Two, Inc.
June 21, 2024
Page 2
2. Please explain how the September 8, 2023 recapitalization was accounted for in the prior period EPS data presented on pages F-55 and F-99.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

FirstName LastNameDarryl Nakamoto                         Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NamePono Capital Two, Inc.
                                                          Services
June 21, 2024 Page 2
cc:       Alexandria E. Kane, Esq.
FirstName LastName